UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-4034 A

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DaVita Inc. Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

DaVita Inc.

601 Hawaii Street

El Segundo, California 90245

DAVITA INC. RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm)

DAVITA INC. RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator

DaVita Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of DaVita Inc. Retirement Savings Plan (Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Seattle, Washington

June 25, 2004

DAVITA INC. RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Participant directed investments, at fair value and contract value	$108,637,192	$79,496,631
Receivables — employee contributions	319,500	316,905

Total assets	108,956,692	79,813,536
Liabilities — excess contributions payable	140,886	478,089

Net assets available for benefits	$108,815,806	$79,335,447

See accompanying notes to financial statements.

DAVITA INC. RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Investment income:
Interest on investments	$1,043,691	$1,092,654
Participant loan interest	208,206	256,892
Dividends	576,466	429,293
Net appreciation (depreciation) in fair value of investments	17,059,230	(10,748,621)

	18,887,593	(8,969,782)
Contributions:
Employee	17,083,319	15,811,775
Rollovers	691,692	445,498

Total additions	36,662,604	7,287,491

Deductions from net assets attributed to:
Benefit payments	7,151,251	6,692,643
Administration expenses	30,994	25,512

Total deductions	7,182,245	6,718,155

Net increase	29,480,359	569,336

Net assets available for benefits at beginning of year	79,335,447	78,766,111

Net assets available for benefits at end of year	$108,815,806	$79,335,447

See accompanying notes to financial statements.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of Plan

The following description of the DaVita Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established as a defined contribution plan for the benefit of employees of DaVita Inc. (the Company) effective October 1, 1994 and most recently amended effective January 1, 2003. Employees become eligible to participate upon completion of both 500 hours of service within a consecutive six-month period, and have attained the age of 18. Prior to January 1, 2003, eligibility was based upon completion of both six months of service, with at least 500 hours, and attaining the age of 18. The Plan does not cover certain classes of individuals such as leased employees, independent contractors, non-resident aliens, and employees covered under a collective bargaining agreement. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Participants may elect to contribute either a fixed dollar amount or a maximum percentage of 20% of their eligible compensation into any one of the investment options offered by the Plan, subject to the legal limit allowed by the Internal Revenue Service (IRS) regulations. Participants have the ability to self direct their investments into selected investment funds including one common commingled trust fund, as well as Company common stock (Company Common Stock). Participants cannot have invested more than 25% of their total assets into Company Common Stock. Participants may elect to change their contribution percentage at any time and may change their investment selection or transfer amounts between funds daily. Participants who have attained the age of fifty before the close of the Plan year are also eligible to make catch-up contributions in accordance with, and subject to, the legal limitations of the Code.

The Company may elect to make discretionary contributions to the Plan as long as the total contributions (including participant’s 401(k) contributions) do not exceed the maximum allowable deduction to the Company under the Code. There were no discretionary contributions made in 2003 and 2002. Prior to January 1, 2002, the Plan could also provide for Company profit sharing contributions.

Participants may transfer rollover contributions from other qualified plans into their Plan account subject to provision under the Plan. Rollovers must be made in cash within the time limit specified by the IRS.

Participant Accounts

The Plan recordkeeper maintains an account for each participant’s contributions, allocations of Company contributions if any, rollover contributions, investment earnings net and Plan expenses. Company discretionary contributions are allocated to each participant’s account in proportion to the amount that their compensation bears to the total amount of compensation for all eligible participants. Investment earnings net and Plan expenses are allocated to each account in proportion to the amount that the account bears to the total amount of all participants’ accounts. Participants’ accounts are valued on a daily basis based on the quoted market price of the fund.

Vesting

Participants in the Plan will always be 100% vested in their contributions and rollover accounts.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements — Continued

December 31, 2003 and 2002

For Company contributions, if any, participants hired before July 1, 1998 became fully vested in their account balance on that date. After July 1, 1998, vesting is based on qualified years of service. A participant becomes 25% vested after two years of service, 50% vested after three years of service, 75% vested after four years of service and 100% vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant’s account becomes 100% vested.

Benefit Payments

Distributions from the Plan will be paid in the form of cash or if a participant’s vested balance includes Company Common Stock, they may elect to receive a distribution of those shares, either upon termination of service, by obtaining age 59½, incurring a financial hardship, or withdrawing their rollover and after-tax contributions. Rollover and after-tax contributions may be withdrawn at any time. 401(k) contributions may not be distributed unless the Participant has attained age 59 1/2, terminates service or upon termination of the Plan. However, unless the participant elects otherwise, distributions in cash will begin no later than sixty days after the close of the Plan year end in which the latest following event occurs: a participant reaches normal retirement age; obtains ten years of participation in the Plan; or terminates employment. Distributions are also required to begin by April of the calendar year following the calendar year in which the participant attains age 70½. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

For termination of service with vested benefits of $5,000 or less, a participant will automatically receive the value of the vested interest in his or her account, and the participant may elect to rollover the distribution into another qualified account or receive a lump-sum distribution.

Distributions for financial hardship must both be made on account of an immediate and heavy financial need and be necessary to satisfy that need. Participants are required to obtain Plan loans described below, before requesting a hardship distribution except if the funds are to be used as a down payment on a principal residence. Only the participant’s tax deferred contributions, matching contributions and rollover contributions may be distributed. Earnings and Company discretionary contributions are not eligible for distribution. Participant’s contributions and after tax contributions will be suspended for at least six months after the receipt of the hardship contribution.

In the event of death of a participant, the participant’s vested account balance will be distributed to the participant’s beneficiary as soon as reasonably practicable.

Excess Contributions

Excess contributions represent amounts withheld from participants in excess of the Code limitations that were refunded to participants subsequent to year end.

Participant Loans

The Plan permits participants to borrow a minimum of $1,000 from their participant accounts. Subject to certain IRS regulations and Plan limits, such loans cannot exceed the lesser of 50% of the value of the participant’s vested account, or $50,000 reduced for any prior loan outstanding. The loan must be repaid generally within five years or within a reasonable period of time depending upon its purpose and bears interest at prime as stated in the Wall Street Journal on the date the loan is made plus 1%. The interest rates on outstanding loans ranged from 4.00% to 10.0% at December 31, 2003, with maturities through September 2011. The loan is secured by the participant’s vested account balance.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements — Continued

December 31, 2003 and 2002

Plan Termination

Although it is intended for the Plan to continue indefinitely, DaVita Inc. has the right to terminate the Plan at any time. If the Plan is terminated, each participant’s account balance will be fully vested and distributed in a timely manner.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Income

Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments represents the change in fair value of assets from one period to the next and realized gains and losses.

Investments

Plan investments in registered investment company funds and Company Common Stock are stated at fair value. Investments in registered investment company funds are valued at the net asset values per share as quoted by such funds as of the valuation dates. The Stable Value Fund is a common commingled trust fund investing primarily in guaranteed investment contracts (GICs), bank investment contracts (BICs), synthetic contracts and cash equivalents. The contracts are fully benefit-responsive and are recorded at contract value, which approximates fair value. The effective yield and crediting rate of the trust fund was 4.76% and 5.22% for the years ended December 31, 2003 and 2002, respectively. The Company Common Stock is valued at the New York Stock Exchange closing price. Participant loans are stated at cost, which approximates fair value.

The Plan provides for various investment fund options, which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the high level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements — Continued

December 31, 2003 and 2002

Administrative Expenses and Investment Management Fees

All operational administrative costs of the Plan are deducted from participant’s account balances except certain transactions costs associated with the recordkeeping of Company Common Stock which are borne by the Company. Administrative costs include trustee fees, recordkeeping, participant reporting costs, brokerage fees, participant loan costs, commissions and transactions charges. Investment management fees are paid by the respective investment funds and are deducted in arriving at each fund’s overall net asset value.

(3)	Investments

Investments that represent five percent or more of the Plan’s net assets at December 31, 2003 and 2002 are as follows:

2003
Scudder Stable Value Fund	$25,784,561
Scudder Pathway Moderate Portfolio Class A shares	14,442,628
Massachusetts Investor Growth Stock Fund Class A shares	15,257,868
DaVita Inc. Common Stock	17,931,237

2002
Scudder Stable Value Fund	$23,293,879
Scudder Pathway Moderate Portfolio Class A shares	9,379,976
Massachusetts Investor Growth Stock Fund Class A shares	11,274,628
DaVita Inc. Common Stock	12,285,528

The following summarizes the investments at fair value as of December 31, 2003 and 2002 and the related net appreciation/(depreciation) in the investments:

	2003		2002
	Investments at Fair Value	Net Appreciation	Investments at Fair Value	Net Appreciation/ (Depreciation)
Investments in Registered Investment Company Funds	$60,966,660	$10,310,623	$40,795,450	$(10,869,437)
Investment in Common Commingled Trust Fund	25,784,561		23,293,879
Davita Inc. Common Stock	17,931,237	6,748,607	12,285,528	120,816
Participant Loans	3,954,734		3,121,774

Total	$108,637,192	$17,059,230	$79,496,631	$(10,748,621)

(4)	Party-in-Interest Transactions

Scudder Trust Company is the Trustee for the Plan and the investments are managed by Scudder Investments, a global asset management firm. In 2003, Automated Data Processing (ADP) began providing recordkeeping services to the Plan. Transactions with the Trustee qualify as party-in-interest transactions. The Company also provided personnel and administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of the Company’s Common Stock, the Plan sponsor, which also qualifies as a party-in-interest transaction.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements — Continued

December 31, 2003 and 2002

(5)	Tax Status

The IRS has determined and informed the Company that the Plan and related trust as amended through February 26, 2002, are designed in accordance with applicable sections of the Code. Subsequently, the Plan was amended to reflect recent tax law changes and other statutory changes. Management believes that the Plan as amended is designed in accordance with the applicable sections of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)	Reconciliation of Plan Financial Statements to the Form 5500

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2002.

2002
Net increase in net assets available for benefits per the financial statements	$569,336
Excess contributions payable	(398,290)

Net increase in net assets available for benefits per the Form 5500	$171,046

(7)	Forfeitures

At December 31, 2003 and 2002, forfeited non-vested accounts totaled approximately $288,000 and $276,000, respectively. These accounts may be used to reduce future employer contributions or pay Plan expenses. In 2003 and 2002, there were no forfeitures used to pay Plan expenses or to reduce Company contributions.

(8)	Subsequent Event

Subsequent to year-end, the Plan’s investment committee elected to change certain investment funds that are available as investment options to participants. Effective June 1, 2004, the Plan added six new investments funds and deleted five existing investment funds from its overall investment portfolio.

New Investment Funds

Scudder Stable Value – Class S

Scudder Stock Index Trust Fund

T. Rowe Price Growth Stock Fund – Advisor Class

AIM Capital Development Fund – Class A

American EuroPacific Growth Fund – Class R3

PIMCO CCM Emerging Companies – Admin Class

Investment Funds No Longer Available

Scudder Stable Value Fund

Scudder S&P 500 Index Fund – Class S

MFS Mass Investors Growth Stock Fund – Class A

MFS Mid-Cap Growth Fund – Class A

Scudder International Fund – Class A

DAVITA INC. RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
Common Commingled Trust Fund:
* Scudder Investment Company	Scudder Stable Value Fund	$25,784,561
Registered Investment Company Funds:
* Scudder Investment Company	Scudder Balanced Fund Class S Shares	480,619
* Scudder Investment Company	Scudder Pathway Conservative Portfolio Class A Shares	488,011
* Scudder Investment Company	Scudder Pathway Growth Portfolio Class A Shares	3,723,829
* Scudder Investment Company	Scudder Pathway Moderate Portfolio Class A Shares	14,442,628
* Scudder Investment Company	Scudder Capital Growth Fund Class A Shares	4,832,574
* Scudder Investment Company	Scudder International Fund Class A Shares	4,193,518
* Scudder Investment Company	Scudder Large Company Value Fund Class A Shares	2,812,621
* Scudder Investment Company	Scudder S&P 500 Index Fund Class S Shares	1,068,250
* Scudder Investment Company	Scudder Small Cap Fund Class A Shares	4,405,006
PIMCO Investment Company	PIMCO Total Return Fund	1,657,679
Franklin Investment Company	Franklin Balance Sheet Fund Class A Shares	5,414,096
MFS Investment Company	Massachusetts Investors Growth Stock Fund Class A Shares	15,257,868
MFS Investment Company	Massachusetts Mid-Cap Growth Fund Class A Shares	1,069,715
Dreyfus Investment Company	Dreyfus Bond Market Index Fund	881,569
American Investment Company	American Century Equity Income Fund	238,677
* DaVita Inc.	Common Stock	17,931,237
Participant Loans	4.00% - 10.0% maturing through September 2011	3,954,734

		$108,637,192

* Indicates an identified person known to be a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DAVITA INC. RETIREMENT SAVINGS PLAN

By:	/s/ BOB ARMSTRONG
Bob Armstrong Company Designated Plan Administrator

Date: June 25, 2004